Exhibit 99.3

ICECURE MEDICAL LTD.

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: June 1, 2023

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network as the independent auditor until the next annual general meeting of the shareholders of the Company, and to authorize the Board of Directors of the Company to determine their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	2a. To re-elect Mr. Ron Mayron as a director in the Company until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2b.	To re-elect Mr. Eyal Shamir as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2c.	To re-elect Mr. Yang Huang as director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2d.	To re-elect Mr. Vincent Chan as a director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

2e.	To re-elect Mr. Doron Birger as a director in the Company, until the Company’s next annual general meeting of shareholders

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve the grant of a Discretionary Bonus for the Year 2022 to Mr. Eyal Shamir, the Company’s Chief Executive Officer, and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3a.	Do you confirm that you are NOT a controlling shareholder of the Company and/or do NOT have a personal interest (as such terms are defined in the Companies Law and in the Proxy Statement) in Proposal No. 3?*

	*	If you do not indicate a response YES for this item 3a, your shares will not be voted for Proposal No. 3.

☐	YES I/We confirm that I am/ we are NOT a controlling shareholder of the Company and/or do NOT have a personal interest in Proposal No. 3.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.